SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                         SCHEDULE 14D-1


                       (Amendment No. 62)


                     Tender Offer Statement
(Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934)


               Kansas City Power & Light Company
                   (Name of Subject Company)

                    Western Resources, Inc.
                            (Bidder)

                Common Stock, Without Par Value
                 (Title of Class of Securities)

                            48513410
             (CUSIP Number of Class of Securities)

                       John K. Rosenberg
          Executive Vice President and General Counsel
                    Western Resources, Inc.
                       818 Kansas Avenue
                      Topeka, Kansas 66612
                     Phone:  (913) 575-6300

       (Name, Address, including Zip Code, and Telephone
       Number, including Area Code, of Agent for Service)



                           Copies to:

                        Neil T. Anderson
                      Sullivan & Cromwell
                        125 Broad Street
                    New York, New York 10004
                         (212) 558-4000

                        William S. Lamb
             LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                      125 West 55th Street
                    New York, New York 10019
                         (212) 424-8000

This Amendment No.62 amends and supplements the Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1"), originally filed by Western Resources, Inc., a Kansas corporation ("Western Resources"), on July 8, 1996 relating to the exchange offer disclosed therein to exchange all of the outstanding Shares for shares of Western Resources Common Stock upon the terms and subject to the conditions set forth in the Prospectus, dated July 3, 1996, and the related Letter of Transmittal. Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 14D-1.


Item 11.  Material to be Filed as Exhibits.

     Item 11 is hereby amended and supplemented by adding thereto the following:

(a)(147) Employee update and press release issued on December 18, 1996, announcing WR's tender offer to acquire ADT.

(a)(148)  Western Resources/ADT company profile fact sheets

(a)(149)  Employee Question and Answer sheet

(a)(150)  Employee newsletter - Resource dated December 18, 1996

                            SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                WESTERN RESOURCES, INC.

Date     December 18, 1996                       By   /s/ JERRY D. COURINGTON
                                                         Jerry D. Courington,
                                                         Controller

                        INDEX TO EXHIBITS


                                                                  Sequentially
                                                                    Numbered
Exhibit No.                     Description                           Pages

(a)(147)       Employee update and press release                 4
               issued on December 18, 1996,
               announcing WR's offer to acquire ADT

(a)(148)       Western Resources/ADT company profile             5
               fact sheets

(a)(149)       Employee Question and Answer sheet                3

(a)(150)       Employee newsletter - Resource dated              3
               December 18, 1996

                                        Exhibit No. (a)(147)

The following employee update and press release announcing Western Resources offer to acquire ADT was issued on December 18, 1996:

             WESTERN RESOURCES MAKES OFFER FOR ADT
                 IN $3.5 BILLION EXCHANGE OFFER

               WESTERN RESOURCES WOULD BECOME #1
          IN MONITORED SECURITY FOR HOMES, BUSINESSES


     NEW YORK, New York, December 18, 1996 (7:30 a.m. EST) -- Western Resources (NYSE: WR), the Topeka-based energy and security services company, today announced an offer to acquire the outstanding common stock of ADT Limited, North America's largest monitored security services company.
     Western Resources, the largest shareowner of ADT with approximately 27 percent of ADT outstanding shares, said it would offer $22.50 in Western Resources stock and cash for each ADT common share. The offer consists of $15.00 in Western Resources common stock* and $7.50 cash. Under ADT's by-laws Western Resources is calling for a special meeting of ADT shareowners to replace the ADT board of directors in order to complete the transaction.
     The offer was made in a letter, which is attached, to the ADT board of directors through Michael Ashcroft, ADT chairman. The offer is to be made directly to ADT shareowners through an exchange offer Western Resources intends to file shortly.
     Based on the closing price of ADT common shares on Tuesday, December 17, 1996, the offer represents a premium of 12 percent over ADT's market price. In addition, ADT shareowners would receive a per ADT share equivalent dividend of $0.99 per year based on Western Resources' current annual indicated dividend rate of $2.06 per share and its share price of $31 1/4 at the close of business on December 17. ADT does not presently pay a dividend.
     Earlier this week, Western Resources announced an agreement to acquire Westinghouse Security Systems. When joined with Western Resources' existing security subsidiary, Westar Security, the Westinghouse acquisition positions Westar Security as the third largest monitored security services provider in the United States.
     "We have demonstrated our belief in ADT's future through our investment," said John E. Hayes, Jr., Western Resources chairman of the board and chief executive officer. "The benefits of this transaction are compelling, offering a natural extension of our respective businesses. The combination positions us both to add lifestyle convenience to a national and international consumer base."


     Western Resources (NYSE: WR) is a full-service, diversified energy company with total assets of more than $6 billion. Its utilities, KPL and KGE, operating in Kansas and Oklahoma, provide electric and gas service to approximately 1.2 million customers. Through its unregulated subsidiaries, Westar Energy, Westar Security, Westar Capital, and The Wing Group, a full range of energy, security and related products and services are developed and marketed in the continental U.S. and offshore.
     Westar Security, with Westinghouse Security Systems, will be the third largest provider of security services in the United States with more than 400,000 customers and branch offices in 50 cities.
     For more information about Western Resources and its operating companies, visit us on the Internet at http://www.wstnres.com.
     *Assuming the Western Resources average stock price prior to closing is above $29.75 per share.



COMMON SHARES OF ADT LIMITED ("ADT") HELD BY WESTAR CAPITAL, INC. ("WESTAR") AND CERTAIN DIRECTORS AND EXECUTIVE OFFICERS, EMPLOYEES AND OTHER
REPRESENTATIVES, INCLUDING DIRECTOR NOMINEES, OF WESTERN RESOURCES, INC. ("WESTERN RESOURCES") AND WESTAR, AND CERTAIN TRANSACTIONS BETWEEN ANY OF THEM AND ADT

     Western Resources and Westar may solicit proxies in order to replace the Board of Directors of ADT with their nominees, Steven L. Kitchen and Steven A. Millstein. The participants in this solicitation may include Western Resources and Westar, John E. Hayes, Jr. and David C. Wittig, each a director of Western Resources, and the following executive officers and employees of Western Resources or Westar (unless otherwise indicated, each is an executive officer or employee of Western Resources): Steven L. Kitchen (E.V.P. and C.F.O.), Carl M. Koupal, Jr. (E.V.P. and C.A.O.), John K. Rosenberg (E.V.P. and G.C.), Jerry D. Courington (Controller), James A. Martin (V.P.), Richard D. Terrill (Secretary), Steven A. Millstein (President, Westar Consumer), Michel' J. Philipp, Bruce A. Akin, Craig A. Weingartner and Lori A. Finney.
     Westar beneficially owns approximately 27% of the Common Shares of ADT all of which were purchased in privately negotiated and open market purchases during the last two years.
     Other than as set forth herein, as of the date of this news release neither Western Resources or Westar nor any of their respective directors, executive officers, employees or other representatives, including director nominees, who may solicit proxies has any security holdings in ADT.
     Although Salomon Brothers Inc ("Salomon"), Bear Stearns & Co. Inc.
("Bear Stearns") and Chase Securities Inc. ("Chase"), financial advisors to Western Resources, and Barnes Associates, Inc. ("Barnes Associates") and Deloitte & Touche, consultants to Western Resources, do not admit that they or any of their directors, officers, employees or affiliates are a "participant," as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934 by the Securities and Exchange Commission, or that Schedule 14A requires the disclosure of certain information concerning them, Gregg S. Polle (Managing Director), Arthur H. Tildesley, Jr. (Director), Bill Murphy (Vice President), Chad Rucker and Lisa Grieve (each an Associate), in each case of Salomon, Douglas T. Lake (Senior Managing Director), Rich Osler (Managing Director) and David F. Huff (Vice President), in each case of Bear Stearns, Mark Davis (Managing Director), John Bass (Vice President) and Andrew Quigley (Associate), in each case of Chase, Michael S. Barnes (President) and Mark Gronowski (Senior Vice President), in each case of Barnes Associates, and Tom Flaherty (National Partner) and Chris Bracken (Senior Consultant), in each case of Deloitte & Touche, may assist Western Resources and Westar in such a solicitation. Salomon, Bear Stearns and Chase engage in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the normal course of their business, Salomon, Bear Stearns and Chase may trade securities of ADT for their own account and the account of their customers and, accordingly, may at any time hold a long or short position in such securities. Salomon Brothers Inc has advised Western Resources that as of December 13, 1996, Salomon held a short position with respect to 10,800 common shares of ADT, and beneficially owned Liquid Yield Option Notes of an affiliate of ADT exchangeable for 14,595 common shares of ADT. Bear Stearns and Chase have advised Western Resources that they have no beneficial ownership of securities of ADT or its affiliates.
     Except as disclosed above, to the knowledge of Western Resources and Westar, none of Western Resources or Westar, or their respective directors, executive officers, employees or other representatives, including director nominees, named above has any interest, direct or indirect, by security holdings or otherwise, in ADT.
     A registration statement relating to the Western Resources securities referred to in this news release has been filed with the Securities and Exchange Commission but has not yet become effective. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.


The following letter was attached to the Employee Update/Press release:

                                   December 18, 1996


Mr. Michael A. Ashcroft
ADT Limited
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

Dear Michael:

     We have demonstrated our belief in ADT's future by investing $589 million to purchase 27% of ADT's outstanding common shares, making us ADT's largest shareowner. In the past you and your board have advised us that you are not interested in discussing a business arrangement between our companies that could maximize ADT's potential, both in its existing security business and in the emerging market of deregulated retail energy distribution.

     Now, after careful study and consideration, we have determined that the potential benefits to ADT, Western Resources and ADT's other shareowners from a combination of Western Resources and ADT are simply too compelling to ignore. We firmly believe that this combination will provide significant benefits to our respective shareowners, customers and employees not available to either company on its own.

     We believe ADT's full potential can only be realized in a strategic business combination. In our proposed transaction, ADT shareowners will become part of one of the most innovative and dynamic companies in the business of making people's lives safer and more comfortable. Our subsidiary, Westar Security, is one of the fastest growing security companies in the nation. Combined with ADT, the leading brand name in the security industry, Western Resources will serve the energy and security needs of customers across the country and around the world.

     Western Resources, therefore, will file with the Securities and Exchange Commission a preliminary prospectus for an offer by Western Resources to ADT shareowners. Under our proposed offer, ADT shareowners (other than Western Resources and its affiliates) will receive $7.50 net in cash and $15.00 of Western Resources common stock in exchange for each ADT common share, up to a maximum of 0.50420 shares of Western Resources common stock. Based upon the closing price of ADT common shares on December 17, 1996, our proposal represents a 12% premium above ADT's market price.

     In order to ensure ADT's other shareowners receive the chance to consider our proposal for themselves, we will also demand a special meeting of ADT shareowners for the purposes of (I) removing the present members of the ADT board, (ii) reducing the number of seats on the ADT board from eight to two, and (iii) electing Western Resources' nominees to the ADT board. We will also file preliminary proxy materials relating to such special meeting. Once the Western Resources nominees are elected to the ADT board, Western Resources intends to consummate the exchange offer and a subsequent amalgamation pursuant to which Western Resources will acquire 100% of ADT's equity.

     We trust that you and the other members of ADT's board will consider the best interests of ADT's shareowners, customers and employees and agree to meet with us to achieve a mutually beneficial transaction that ensures that ADT executives and employees will enjoy exciting opportunities for career growth with the combined company. We are, however, committed to achieving the strategic benefits of a business combination of ADT and Western Resources and prepared to take all necessary steps to ensure that we and ADT's other shareowners have the opportunity to decide the future of our investment in ADT.

     I look forward to hearing from you soon.


                              Sincerely,

                              /s/ John E. Hayes, Jr.

                                        Exhibit No. (a)(148)

The following Western Resources/ADT company profile fact sheets were issued on December 18, 1996:

                     Western Resources/ADT


A Strategic Combination

     * National brand name
     * National marketing network for security, energy and related products
       - 280 offices in North America
         and access to over 70% of the U.S. population
     * Creates business with over 4 million customers in 46 states, United Kingdom, Europe, and Canada

Financially Sound

     * Significantly cash flow accretive in the first year
     * Cash flow reinforces Western Resources dividend policy
     * Security industry revenue compound annual growth rate over 10%
     * Transaction expected to be earnings accretive within a few years
     * Balance sheet remains stable initially, improves over time


                              ADT
                       Business Profile

ADT is North America's leading provider of electronic monitoring. Customer base of 65% residential and 35% commercial security systems.

 * Leader in an industry with $13 billion in annual revenues
 * 1.7 Million customers in 44 states and abroad
    -- 1.2 Million in U.S.
    -- 500,000 in U.K.
 * Represents national infrastructure on which to overlay Western
   Resources energy business
 * More than a dozen regional monitoring centers
 * 18,000 employees
 * 7 percent U.S. market share overall
 * 75,000 new residential installations last quarter
 * Favorable national alliances:
   -- Authorized dealers such as 4,500 RadioShack stores
   -- Joint marketing with HFS, world's largest franchiser of hotels and residential real estate brokerage offices
 * Sophisticated, computerized security integration systems offered to large national accounts -- including major retailers, government, office developments and airports -- and small business


                    Western Resources, Inc.
                        Business Profile

     Western Resources (NYSE: WR) is a full-service, diversified energy company with total assets of more than $6 billion. Its utilities, KPL and KGE, operating in Kansas and Oklahoma, provide electric and gas service to approximately 1.2 million customers. Through its unregulated subsidiaries, Westar Energy, Westar Security, Westar Capital, and The Wing Group, a full range of energy, security and related products and services are developed and marketed in the continental U.S. and offshore. Westar Security, with Westinghouse Security Systems, will be the third largest provider of security services in the United States with more than 400,000 customers and branch offices in 50 cities.

Western Resources:  * Approximately 600,000 electric customers and access to 1.4 million natural gas customers through pending ONEOK alliance
                    * 4,317 employees
                    * Annualized revenues of approximately $1.6 billion
                    * Total assets of more than $6 billion
                    * Largest shareholder of ADT, holding 27 percent of outstanding common shares

Westar Security:    * Wholly owned Western Resources subsidiary
                    Headquartered in Topeka, KS
                    * Offers monitored security services for residential and commercial customers
                    * Has completed five security services company acquisitions in less than one year, with offices located in 11 states in the Midwest and southeastern
                    U.S.
                    * Nation's fastest growing security company -- 3rd largest in the country with completion of Westinghouse Security Systems acquisition by year end.
                    Immediately will add 300,000 customers and 46 branch offices in 44 states.

                         Why Security?

Why Enter the Security   * Western Resources' growth strategy is to
             Business?   invest in businesses with attractive revenue
                         growth potential that complement existing business lines
                         * Non-cyclical revenue stream
                         * Security industry has industry-wide double digit growth rate
                         * Monitored security service closely resembles the electric utility industry, making energy and security logical, compatible services in consumers' minds
                         * Complements our other businesses and broadens service offerings, adding lifestyle conveniences to grow our national and international consumer base
                         * Platform offers opportunity to add energy/ related services market share
                         * Utilize expertise from customer service businesses
                         * Therefore, entry into the security services business is a logical, pragmatic step in our strategic plan

          Management:    * Western Resources is among the first energy
                         companies to recognize the growth potential in combining energy and security services companies
                         * Through its Westar Security subsidiary, five security acquisitions have been completed since late 1995, making Westar Security one of the fastest growing security companies in the nation


Our Expanding Presence in  * Began in 1995 with acquisitions of CSI and
  the Security Business:   Mobilfone. Both companies offered commercial and
                           residential security services in the Midwest
                           * Acquired interest in ADT in January and March of this year, purchasing a total of 30.8 million shares of ADT common stock, or 25 percent of ADT's outstanding shares
                         * Purchased CMS in June. CMS offered monitoring services for installers/dealers located throughout the southeastern U.S.
                         * Acquired Sentry Protective Alarms, a company providing security services in the Midwest, in July
                         * In September, acquired Safeguard Alarms, a company, providing security services to retail and wholesale customers in the Midwest
                         * Acquired an additional 7.5 million shares of ADT common stock this summer and fall, bringing Western's holding of ADT's common stock to 38.3 million shares, 27 percent of ADT's outstanding shares
                         * Westinghouse Security Systems acquisition to be completed by year-end 1996


Westar Security Customer   * Provides security services to more than
                   Base:   110,000 customers, making Westar Security
                           the nation's 10th largest security services company by customer count
                           * With completion of Westinghouse Security
                           Services transaction, Westar Security will become the third largest security services company in U.S.


COMMON SHARES OF ADT LIMITED ("ADT") HELD BY WESTAR CAPITAL, INC. ("WESTAR") AND CERTAIN DIRECTORS AND EXECUTIVE OFFICERS, EMPLOYEES AND OTHER
REPRESENTATIVES, INCLUDING DIRECTOR NOMINEES, OF WESTERN RESOURCES, INC. ("WESTERN RESOURCES") AND WESTAR, AND CERTAIN TRANSACTIONS BETWEEN ANY OF THEM AND ADT

     Western Resources and Westar may solicit proxies in order to replace the Board of Directors of ADT with their nominees, Steven L. Kitchen and Steven A. Millstein. The participants in this solicitation may include Western Resources and Westar, John E. Hayes, Jr. and David C. Wittig, each a director of Western Resources, and the following executive officers and employees of Western Resources or Westar (unless otherwise indicated, each is an executive officer or employee of Western Resources): Steven L. Kitchen (E.V.P. and C.F.O.), Carl M. Koupal, Jr. (E.V.P. and C.A.O.), John K. Rosenberg (E.V.P. and G.C.), Jerry D. Courington (Controller), James A. Martin (V.P.), Richard D. Terrill (Secretary), Steven A. Millstein (President, Westar Consumer), Michel' J. Philipp, Bruce A. Akin, Craig A. Weingartner and Lori A. Finney.
     Westar beneficially owns approximately 27% of the Common Shares of ADT all of which were purchased in privately negotiated and open market purchases during the last two years.
     Other than as set forth herein, as of the date of this Fact Sheet, neither Western Resources or Westar nor any of their respective directors, executive officers, employees or other representatives, including director nominees, who may solicit proxies has any security holdings in ADT.
     Although Salomon Brothers Inc ("Salomon"), Bear Stearns & Co. Inc.
("Bear Stearns") and Chase Securities Inc. ("Chase"), financial advisors to Western Resources, and Barnes Associates, Inc. ("Barnes Associates") and Deloitte & Touche, consultants to Western Resources, do not admit that they or any of their directors, officers, employees or affiliates are a "participant," as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934 by the Securities and Exchange Commission, or that Schedule 14A requires the disclosure of certain information concerning them, Gregg S. Polle (Managing Director), Arthur H. Tildesley, Jr. (Director), Bill Murphy (Vice President), Chad Rucker and Lisa Grieve (each an Associate), in each case of Salomon, Douglas T. Lake (Senior Managing Director), Rich Osler (Managing Director) and David F. Huff (Vice President), in each case of Bear Stearns, Mark Davis (Managing Director), John Bass (Vice President) and Andrew Quigley (Associate), in each case of Chase, Michael S. Barnes (President) and Mark Gronowski (Senior Vice President), in each case of Barnes Associates, and Tom Flaherty (National Partner) and Chris Bracken (Senior Consultant), in each case of Deloitte & Touche, may assist Western Resources and Westar in such a solicitation. Salomon, Bear Stearns and Chase engage in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the normal course of their business, Salomon, Bear Stearns and Chase may trade securities of ADT for their own account and the account of their customers and, accordingly, may at any time hold a long or short position in such securities. Salomon Brothers Inc has advised Western Resources that as of December 13, 1996, Salomon held a short position with respect to 10,800 common shares of ADT, and beneficially owned Liquid Yield Option Notes of an affiliate of ADT exchangeable for 14,595 common shares of ADT. Bear Stearns and Chase have advised Western Resources that they have no beneficial ownership of securities of ADT or its affiliates.
     Except as disclosed above, to the knowledge of Western Resources and Westar, none of Western Resources or Westar, or their respective directors, executive officers, employees or other representatives, including director nominees, named above has any interest, direct or indirect, by security holdings or otherwise, in ADT.
     A registration statement relating to the Western Resources securities referred to in this Fact Sheet has been filed with the Securities and Exchange Commission but has not yet become effective. This Fact Sheet shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

                                        Exhibit No. (a)(149)

The following Employee Question and Answer sheet was issued on December 18, 1996:
                       Employee Questions

The following question/answer sheet has been developed in anticipation of employees' inquiries. It is designed to help employees better understand the announcement by the company this morning regarding its intent to make an offer for ADT Ltd., North America's leading provider of security services.

If you have additional questions, you are encouraged to call STARLINE at 1-800-621-4282 or from your work location at (913) 575-8180.

Q: Can you explain the offer Western Resources is making for ADT and the rationale?
A: During the course of the last year, Western Resources has become the largest shareowner of ADT, holding approximately 27 percent of ADT common stock.

Our offer is $22.50, which is based on $7.50 cash and $15 stock per share.

We have demonstrated our belief in the monitored security services industry through our aggressive growth strategy in our subsidiary, Westar Security. Earlier this week, we announced an agreement to acquire Westinghouse Security Systems (WSS) before year end 1996. As a result, Westar Security would become the 3rd largest security company in the nation.

When we are successful in our offer to acquire ADT, we would be the largest security company in North America.


Q: How should employees feel about the growth strategy culminating in the many major announcements this year?
A: We believe employees will be very confident and excited that our well-developed, strategic business plan is focused and right on track.

In fact, in a Tuesday (Dec. 17) newspaper story, Robin Dietrich, a financial analyst with Edward Jones Co. in St. Louis, was quoted saying: "They (Western) have a clear-cut strategy that is ahead of at least half the industry, if not more."

We believe all of the business transactions announced in this past year . . . most notably KCPL, ONEOK, Westinghouse, and ADT . . . are sound business opportunities, and present us with solid growth prospects for the future. In each case, the terms are right and so is the underlying business rationale. In ADT's case, we already own 27 percent of ADT common stock, making us the largest ADT shareowner. And in the case of KCPL, we are currently involved in serious discussions with representatives of their board and management.

Q:  Is this a sign that we will no longer pursue KCPL so aggressively?
A: Absolutely not. This, in no way, changes our interest in KCPL. In fact, Western Resources and KCPL have agreed to proceed with substantive merger negotiations between now and the new tender offer expiration date of January 15.

Q:  Who will run ADT?
A:   It is premature for us to make any specific statements regarding future
ADT operations. ADT is an attractive opportunity because it is a well managed growth company. We will capitalize on that strength and will provide more details as plans for ADT progress.

Q:  Where will it be headquartered?
A:  We have no plans to relocate the headquarters from Boca Raton, Florida.

Q:  What will it be called?
A: ADT is a strong brand name expected to add significant value for our national energy platform.

Q: Will there be layoffs or other cost-cutting measures to pay for this offer?
A: No. It is expected that there will be little or no impact on the Western Resources employees. In fact, completing this transaction will more than likely provide employees with greater opportunities.

Q: How exactly will Western Resources sell energy products and services to ADT customers?
A: With the rapid changes in the utility industry, customers soon will have a choice of energy providers. Through our existing security services, we will already be present in homes and businesses across America . . . developing important relationships of trust, reliability, and service with a new customer base.

Q:  What happens next in the ADT process?
A:   First, Western Resources will exercise its right (as a shareowner of more than 10 percent) to call a special shareowner meeting to elect new directors. Next, we will mail a proxy statement to ADT shareowners proposing to replace the ADT board of directors with our nominees. ADT shareowners will vote at a special meeting on the election of our proposed directors. If our directors are nominated, the new ADT board of directors will work with us to finalize the transaction.

COMMON SHARES OF ADT LIMITED ("ADT") HELD BY WESTAR CAPITAL, INC. ("WESTAR") AND CERTAIN DIRECTORS AND EXECUTIVE OFFICERS, EMPLOYEES AND OTHER
REPRESENTATIVES, INCLUDING DIRECTOR NOMINEES, OF WESTERN RESOURCES, INC. ("WESTERN RESOURCES") AND WESTAR, AND CERTAIN TRANSACTIONS BETWEEN ANY OF THEM AND ADT

     Western Resources and Westar may solicit proxies in order to replace the Board of Directors of ADT with their nominees, Steven L. Kitchen and Steven A. Millstein. The participants in this solicitation may include Western Resources and Westar, John E. Hayes, Jr. and David C. Wittig, each a director of Western Resources, and the following executive officers and employees of Western Resources or Westar (unless otherwise indicated, each is an executive officer or employee of Western Resources): Steven L. Kitchen (E.V.P. and C.F.O.), Carl M. Koupal, Jr. (E.V.P. and C.A.O.), John K. Rosenberg (E.V.P. and G.C.), Jerry D. Courington (Controller), James A. Martin (V.P.), Richard D. Terrill (Secretary), Steven A. Millstein (President, Westar Consumer), Michel' J. Philipp, Bruce A. Akin, Craig A. Weingartner and Lori A. Finney.
     Westar beneficially owns approximately 27% of the Common Shares of ADT all of which were purchased in privately negotiated and open market purchases during the last two years.
     Other than as set forth herein, as of the date of these questions and answers, neither Western Resources or Westar nor any of their respective directors, executive officers, employees or other representatives, including director nominees, who may solicit proxies has any security holdings in ADT.
     Although Salomon Brothers Inc ("Salomon"), Bear Stearns & Co. Inc.
("Bear Stearns") and Chase Securities Inc. ("Chase"), financial advisors to Western Resources, and Barnes Associates, Inc. ("Barnes Associates") and Deloitte & Touche, consultants to Western Resources, do not admit that they or any of their directors, officers, employees or affiliates are a "participant," as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934 by the Securities and Exchange Commission, or that Schedule 14A requires the disclosure of certain information concerning them, Gregg S. Polle (Managing Director), Arthur H. Tildesley, Jr. (Director), Bill Murphy (Vice President), Chad Rucker and Lisa Grieve (each an Associate), in each case of Salomon, Douglas T. Lake (Senior Managing Director), Rich Osler (Managing Director) and David F. Huff (Vice President), in each case of Bear Stearns, Mark Davis (Managing Director), John Bass (Vice President) and Andrew Quigley (Associate), in each case of Chase, Michael S. Barnes (President) and Mark Gronowski (Senior Vice President), in each case of Barnes Associates, and Tom Flaherty (National Partner) and Chris Bracken (Senior Consultant), in each case of Deloitte & Touche, may assist Western Resources and Westar in such a solicitation. Salomon, Bear Stearns and Chase engage in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the normal course of their business, Salomon, Bear Stearns and Chase may trade securities of ADT for their own account and the account of their customers and, accordingly, may at any time hold a long or short position in such securities. Salomon Brothers Inc has advised Western Resources that as of December 13, 1996, Salomon held a short position with respect to 10,800 common shares of ADT, and beneficially owned Liquid Yield Option Notes of an affiliate of ADT exchangeable for 14,595 common shares of ADT. Bear Stearns and Chase have advised Western Resources that they have no beneficial ownership of securities of ADT or its affiliates.
     Except as disclosed above, to the knowledge of Western Resources and Westar, none of Western Resources or Westar, or their respective directors, executive officers, employees or other representatives, including director nominees, named above has any interest, direct or indirect, by security holdings or otherwise, in ADT.
     A registration statement relating to the Western Resources securities referred to in these questions and answers has been filed with the Securities and Exchange Commission but has not yet become effective. These questions and answers shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

                                        Exhibit No. (a)(150)

The following Employee newsletter - Resource was issued on December 18, 1996:

December 18, 1996
The Resource
In Brief
Special Edition

Picture of John E. Hayes, Jr.
Moving forward with our
plan of action to acquire ADT

[logo] ADT
World's largest monitored
security system company

Western Resources Moves to Become
World's Largest Security Company

Once again, I am pleased to share with you the latest developments shaping the future of our company. Western Resources has announced its intent to acquire ADT, the world's leading monitored security services provider.

Consistent with Western Resources' growth strategy, the acquisition of ADT is a tremendous opportunity to acquire a nationally respected brand name, offering access to 70 percent of the U.S. population as well as customers worldwide. This will provide an infrastructure through which to market other Western Resources energy and security products.

Furthermore, the acquisition of ADT will provide a significant increase in cash flow in the first year. When combined with our recent ONEOK and Westinghouse Security Systems announcements, our total customer base will increase to 4 million. And, with completion of our proposed KCPL merger, Western Resources would become a $6-billion market capitalization company.

The many benefits of this acquisition are a natural fit with our strategy to become a leader in energy, security and related services to homes and businesses. It's another example of our plan to strategically row and add value tot our company.

Thank you to all of our employees for your support and dedication. I trust you will join me in welcoming new and future employees to our team as we continue to grow. It is an exciting time for our industry and our company. I am pleased we can share it together as we realize the strength of our vision.

Sincerely,

John E. Hayes, Jr.
Western Resources Chairman of the Board
and Chief Executive Officer

What Happens Next?

* WR initiates and exchange offer to acquire ADT for $22.50 a share in cash and stock. WR will exercise our right (as holder of more than 10%) to call a special shareholder meeting to elect new directors.
* WR will mail a proxy statement to ADT shareholders proposing to replace the ADT board of directors with WR nominees. ADT shareholders will vote at a special meeting on election of directors proposed by WR.
* New ADT board of directors will work with us to remove impediments to WR acquisition.

A Profile of ADT

Worldwide leader in monitored security systems.
More than 1.7 million customers in 44 states and abroad.
Customers are 65% residential, 35% commercial.
More than a dozen regional monitoring centers.
18,000 employees.
75,000 new residential customers added in most recent quarter.
ADT is a registered trademark of ADT Limited.

COMMON SHARES OF ADT LIMITED ("ADT") HELD BY WESTAR CAPITAL, INC. ("WESTAR") AND CERTAIN DIRECTORS AND EXECUTIVE OFFICERS, EMPLOYEES AND OTHER
REPRESENTATIVES, INCLUDING DIRECTOR NOMINEES, OF WESTERN RESOURCES, INC. ("WESTERN RESOURCES") AND WESTAR, AND CERTAIN TRANSACTIONS BETWEEN ANY OF THEM AND ADT

     Western Resources and Westar may solicit proxies in order to replace the Board of Directors of ADT with their nominees, Steven L. Kitchen and Steven A. Millstein. The participants in this solicitation may include Western Resources and Westar, John E. Hayes, Jr. and David C. Wittig, each a director of Western Resources, and the following executive officers and employees of Western Resources or Westar (unless otherwise indicated, each is an executive officer or employee of Western Resources): Steven L. Kitchen (E.V.P. and C.F.O.), Carl M. Koupal, Jr. (E.V.P. and C.A.O.), John K. Rosenberg (E.V.P. and G.C.), Jerry D. Courington (Controller), James A. Martin (V.P.), Richard D. Terrill (Secretary), Steven A. Millstein (President, Westar Consumer), Michel' J. Philipp, Bruce A. Akin, Craig A. Weingartner and Lori A. Finney.
     Westar beneficially owns approximately 27% of the Common Shares of ADT all of which were purchased in privately negotiated and open market purchases during the last two years.
     Other than as set forth herein, as of the date of these questions and answers, neither Western Resources or Westar nor any of their respective directors, executive officers, employees or other representatives, including director nominees, who may solicit proxies has any security holdings in ADT.
     Although Salomon Brothers Inc ("Salomon"), Bear Stearns & Co. Inc.
("Bear Stearns") and Chase Securities Inc. ("Chase"), financial advisors to Western Resources, and Barnes Associates, Inc. ("Barnes Associates") and Deloitte & Touche, consultants to Western Resources, do not admit that they or any of their directors, officers, employees or affiliates are a "participant," as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934 by the Securities and Exchange Commission, or that Schedule 14A requires the disclosure of certain information concerning them, Gregg S. Polle (Managing Director), Arthur H. Tildesley, Jr. (Director), Bill Murphy (Vice President), Chad Rucker and Lisa Grieve (each an Associate), in each case of Salomon, Douglas T. Lake (Senior Managing Director), Rich Osler (Managing Director) and David F. Huff (Vice President), in each case of Bear Stearns, Mark Davis (Managing Director), John Bass (Vice President) and Andrew Quigley (Associate), in each case of Chase, Michael S. Barnes (President) and Mark Gronowski (Senior Vice President), in each case of Barnes Associates, and Tom Flaherty (National Partner) and Chris Bracken (Senior Consultant), in each case of Deloitte & Touche, may assist Western Resources and Westar in such a solicitation. Salomon, Bear Stearns and Chase engage in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the normal course of their business, Salomon, Bear Stearns and Chase may trade securities of ADT for their own account and the account of their customers and, accordingly, may at any time hold a long or short position in such securities. Salomon Brothers Inc has advised Western Resources that as of December 13, 1996, Salomon held a short position with respect to 10,800 common shares of ADT, and beneficially owned Liquid Yield Option Notes of an affiliate of ADT exchangeable for 14,595 common shares of ADT. Bear Stearns and Chase have advised Western Resources that they have no beneficial ownership of securities of ADT or its affiliates.
     Except as disclosed above, to the knowledge of Western Resources and Westar, none of Western Resources or Westar, or their respective directors, executive officers, employees or other representatives, including director nominees, named above has any interest, direct or indirect, by security holdings or otherwise, in ADT.
     A registration statement relating to the Western Resources securities referred to in these questions and answers has been filed with the Securities and Exchange Commission but has not yet become effective. These questions and answers shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.